Exhibit 1

Press Release

RedHill Biopharma Reports Second Quarter 2021 Financial Results and Operational Highlights

Achieved record quarterly revenues of $21.5 million for Q2/2021, 4.5% increase from Q1/2021 despite challenging market conditions; Cash balance1 of approximately $71.5 million as of
June 30, 2021

●	--
●	Record Talicia® quarterly prescription volume up more than 10%; Movantik® quarterly new prescriptions up 5.6%; Talicia and Movantik coverage expanded to 8 and 9 out of 10 commercially insured Americans, respectively
●	--

Opaganib in final stages of selection by Quantum Leap Healthcare Collaborative and BARDA for inclusion in the I-SPY COVID-19 platform trial with funding provided by BARDA

●	--

New preclinical data supports opaganib’s potent inhibition of Delta COVID-19 variant

●	--
●	Top-line results from global Phase 2/3 COVID-19 study upcoming following completion of treatment and follow-up
●	--
●	Primary endpoint met in the ongoing prostate cancer Phase 2 study of opaganib, based on a preliminary review of partial unaudited data; patient accrual, treatment and analysis ongoing
●	-- Management to host webcast today, at 8:30 a.m. EST

TEL AVIV, Israel and RALEIGH, NC, August 26, 2021, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today reported its financial results and operational highlights for the second quarter ended June 30, 2021.

Dror Ben-Asher, RedHill’s Chief Executive Officer, said: “We have achieved important progress across the board this quarter. Opaganib is one of the leading drug candidates in the race to develop an effective COVID-19 therapeutic pill. New data further supports opaganib’s potent inhibition of SARS-

CoV-2 variants of concern, including the rapidly spreading Delta variant. The upcoming Phase 2/3 top-line data could tell us if we have a potential game-changing oral pill treatment for severe COVID-19, one that is aligned with the ideal product profile described by public health experts.” Mr. Ben-Asher continued: “Commercially, we are continuing to see the fruits of our labor, with significant growth in both Talicia and Movantik prescriptions. Importantly, record quarterly Talicia prescriptions and improving commercial payor coverage are testament to the growing understanding of the need to treat H. pylori in a way that minimizes treatment failure due to antibiotic resistance. This sets us up for continued strong growth.”

Micha Ben Chorin, Chief Financial Officer at RedHill, added: “From a financial perspective, the revenue growth in the second quarter, despite the challenging pandemic conditions, highlights the execution excellence of our U.S. commercial organization. Achieving record revenues of $21.5 million while maintaining gross margin above 50% represents a key accomplishment on RedHill’s growth path to become a leading specialty pharma player.”

Financial highlights for the quarter ended June 30, 20212

Net Revenues were approximately $21.5 million for the second quarter of 2021, an increase of $0.9 million compared to the first quarter of 2021. The increase was attributable to an increase in revenues from Talicia® and Movantik® despite the challenging pandemic environment.

Gross Profit was approximately $10.9 million for the second quarter of 2021, representing an improved gross margin of approximately 51%.

Research and Development Expenses were approximately $10.3 million for the second quarter of 2021, an increase of $2.8 million compared to the first quarter of 2021, mainly attributable to the progression of our COVID-19 development programs.

Selling, Marketing and General and Administrative Expenses were approximately $25.5 million for the second quarter of 2021, an increase of $4.5 million compared to the first quarter of 2021. The increase was mainly attributable to expenses related to share-based compensation and investment in marketing.

Operating Loss and Net Loss were approximately $24.9 million and $29.1 million, respectively, for the second quarter of 2021, compared to $18.2 million and $22.9 million, respectively, in the first quarter of 2021. The increase was mainly attributable to expenses related to the progression of our COVID-19 development programs, marketing programs and expenses related to share-based compensation, as detailed above.

Net Cash Used in Operating Activities was approximately $18.9 million for the second quarter of 2021, an increase of $6.6 million compared to the first quarter of 2021. The increase was mainly attributable to changes in working capital in the second quarter.

Net Cash Used in Financing Activities was approximately $1.8 million for the second quarter of 2021, comprised primarily of payables with respect to Movantik.

Cash Balance1 as of June 30, 2021, was approximately $71.5 million.

Commercial Highlights

Movantik® (naloxegol)3

The Company’s focus on initiatives to drive Movantik market growth and gain market share has resulted in a strong quarterly performance for Movantik, registering a 5.6% increase in new prescriptions.

The Company has also achieved significant market access successes with U.S. major payors, continuing to increase the levels of payor coverage. In July, the Company announced that one of America’s largest payors, serving many Blue Cross and Blue Shield Plans and more than 30 million members, had added Movantik as a preferred brand with no restrictions to its Commercial NetResults “A” series formularies and as a preferred brand on its other commercial formularies starting July 1, 2021. In April, Movantik was also included on the Part D formulary of another major payor with no restrictions. Almost 9 out of 10 U.S. commercial lives are now covered and we continue to work toward additional formulary coverage for the remaining patients.

In July 2021, the Company announced that RedHill Biopharma Inc., AstraZeneca AB, AstraZeneca Pharmaceuticals LP and Nektar Therapeutics had entered into a settlement and license agreement with Apotex, Inc. and Apotex Corp. (Apotex) resolving their patent litigation in the U.S. in response to Apotex’s Abbreviated New Drug Application (ANDA) seeking approval by the U.S. FDA to market a generic version of Movantik. Under the terms of the settlement agreement, Apotex may not sell a generic version of Movantik in the U.S. until October 1, 2030 (subject to FDA approval) or earlier under certain circumstances.

Talicia® (omeprazole magnesium, amoxicillin and rifabutin)4

Talicia achieved a record quarter, delivering more than 10% growth in prescription volume, compared to the previous quarter.

In July, the Company significantly expanded commercial coverage for Talicia, announcing that OptumRx, part of the UnitedHealth Group, a leader in healthcare coverage, partnered with more than 1.3 million healthcare professionals and 6,500 hospitals, had added Talicia to its Commercial Formulary as an unrestricted brand for H. pylori treatment, effective July 1, 2021. This agreement expands access to Talicia to 26 million additional Americans and increases overall patient access to Talicia to greater than 8 out of 10 covered U.S. Commercial lives.

Aemcolo® (rifamycin)5

The Company has increased promotion of Aemcolo in the second quarter of 2021 as travel to Mexico increased. Plans are in place to support and build on the initial momentum that Aemcolo was generating pre-COVID-19 travel restrictions. The Company expects that these plans will drive a resurgence of interest in Aemcolo once international travel from the U.S. returns to significant levels.

R&D Highlights

COVID-19 Program: Opaganib (ABC294640)6

Following completion of treatment and follow-up in the opaganib global 475-patient Phase 2/3 study in hospitalized patients with severe COVID-19 pneumonia (NCT04467840), top-line results are expected shortly – likely positioning opaganib as the first novel investigational dual-action COVID-19 oral pill set to deliver late-stage clinical data from patients with severe COVID-19.

Nearing the end of extensive review, Quantum Leap Healthcare Collaborative and the U.S. government’s Biomedical Advanced Research and Development Authority (BARDA) are close to selection of opaganib for inclusion in the I-SPY COVID-19 Trial, with funding for opaganib provided by BARDA. The I-SPY platform is intended for rapidly testing promising therapeutic candidates for severely ill COVID-19 patients.

Opaganib, a novel, oral pill sphingosine kinase-2 (SK2) inhibitor with demonstrated dual anti-inflammatory and antiviral activity, targets a human host factor and is expected to exert its activity across the different variants. Supporting this the Company recently announced preliminary results of a new preclinical study with opaganib demonstrating strong inhibition of the COVID-19 Delta variant of concern, while maintaining cell viability at relevant concentrations. Together with the previously announced inhibition of Beta and Gamma variants, this demonstrates that opaganib has the potential to maintain its effect against further emerging spike protein mutations.

Moreover, preliminary results from preclinical work, conducted at the University of Louisville, demonstrated a reduction of IL-6 in the basal supernatants of SARS-CoV-2 infected human airway epithelial cells treated with opaganib, and opaganib has previously demonstrated reduced thrombosis in a preclinical model of ARDS. These findings demonstrate the anti-inflammatory effects that opaganib exerts, in addition to its antiviral activity.

Opaganib previously delivered positive U.S. Phase 2 data in patients with severe COVID-19, presented in June at the World Microbe Forum (WMF) 2021, as well as encouraging compassionate use experience in Switzerland and Israel and potent inhibition of COVID-19 in preclinical studies. The opaganib Phase 2/3 study has also passed four Data Safety Monitoring Board reviews, including a futility review, and extends the total opaganib safety database to more than 460 patients.

The Company previously announced that it had signed collaborations with several U.S., European and Canadian suppliers, including with Cosmo Pharmaceuticals for large-scale ramp-up of opaganib manufacturing, further strengthening manufacturing capabilities and capacity of opaganib.

The Company maintains ongoing discussions with the FDA, EMA and other regulators, on potential pathways to marketing approval, with next steps to be guided by upcoming study results. The regulatory path for opaganib, including potential submissions of emergency use applications in those countries, is subject to whether the data generated by the ongoing Phase 2/3 study is sufficiently positive and supportive, as well as the specific requirements in each country. Additional studies to support the potential of such applications and the use or marketing of opaganib are likely to be required. For example, the FDA has indicated we will need to complete additional studies to support applications in the U.S. The strength of the safety and efficacy data generated from the opaganib studies will be key to regulatory applications. Evaluations and discussions continue with the FDA, EMA and regulators in other countries.

The Company continues its discussions with U.S. and other government agencies and non-governmental organizations around potential funding to support the development and manufacturing scale-up of opaganib. Discussions are also ongoing with potential partners who are interested in the rights to opaganib in various countries.

COVID-19 Program: RHB-107 (upamostat)7

RedHill continues to advance the U.S. Phase 2/3 COVID-19 study with novel, once-daily, orally-administered, antiviral drug candidate, RHB-107 (upamostat). The study with RHB-107 is evaluating treatment of non-hospitalized patients with symptomatic COVID-19 early in the course of the disease who do not require supplemental oxygen - the vast majority of COVID-19 patients.

RHB-107 targets human serine proteases involved in preparing the spike protein for viral entry into target cells. RHB-107 targets human cell factors and is therefore expected to be effective against emerging viral variants with mutations in the spike protein.

RHB-204 - Pulmonary Nontuberculous Mycobacteria (NTM) Disease

A U.S. Phase 3 study is ongoing to evaluate the efficacy and safety of RHB-204 in adults with pulmonary NTM disease caused by Mycobacterium avium Complex (MAC) infection.

The Company previously announced that the FDA granted Fast Track designation for RHB-204, providing early and frequent communications and a rolling review of any New Drug Application (NDA). RHB-204 is also eligible for NDA Priority Review and Accelerated Approval.

RHB-204 was granted FDA Orphan Drug designation and Qualified Infectious Disease Product designation, extending its U.S. market exclusivity to a potential total of 12 years upon potential FDA approval.

Opaganib - Cholangiocarcinoma and Prostate Cancer

According to a preliminary review of partial and unaudited data in the ongoing investigator-initiated open-label Phase 2 study of opaganib in combination with androgen inhibitors in advanced prostate cancer at the Medical University of South Carolina (MUSC) and Emory University, the study has met its primary endpoint of at least 6 subjects demonstrating disease control (defined as stable disease or better after 16 weeks on treatment) among at least 27 evaluable subjects. The study enrolls patients who have already failed androgen inhibitor therapy, with opaganib being added to the failed inhibitor to reverse resistance which has developed. Data entry is ongoing and results remain subject to further review and analysis. Submission for presentation at a major oncology conference is planned for early 2022.

The Phase 2a study evaluating the activity of opaganib in advanced cholangiocarcinoma (bile duct cancer) is ongoing at Mayo Clinics in Arizona and Minnesota, Emory University and the Huntsman Cancer Institute at the University of Utah. Enrollment has been completed for the first cohort of 39 patients, evaluating the activity of orally-administered opaganib as a stand-alone treatment. Preliminary data from this cohort indicated a signal of activity in a number of subjects with advanced cholangiocarcinoma. Enrollment is ongoing for a second cohort, evaluating opaganib in combination with hydroxychloroquine, an anti-autophagy agent.

Conference Call and Webcast Information:

The Company will host a webcast today, Thursday, August 26, 2021, at 8:30 a.m. EDT, during which it will present key highlights for the second quarter of 2021.

The webcast including slides will be broadcast live on the Company's website, https://ir.redhillbio.com/events, and will be available for replay for 30 days.

To participate in the conference call, please dial one of the following numbers 15 minutes prior to the start of the call: United States: +1-877-870-9135; International: +1-646-741-3167 and Israel:
+972-3-530-8845; the access code for the call is:5554521 .

About RedHill Biopharma

RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Movantik® for opioid-induced constipation in adults, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults, and Aemcolo® for the treatment of travelers’ diarrhea in adults. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib (ABC294640), a first-in-class oral SK2 selective inhibitor targeting multiple indications with a global Phase 2/3 program for COVID-19 and Phase 2 studies for prostate cancer and cholangiocarcinoma ongoing; (iii) RHB-107 (upamostat), an oral serine protease inhibitor in a U.S. Phase 2/3 study as treatment for symptomatic COVID-19, and targeting multiple other cancer and inflammatory gastrointestinal diseases; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (v) RHB-102, with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; and (vi) RHB-106, an encapsulated bowel preparation. More information about the Company is available at www.redhillbio.com / https://twitter.com/RedHillBio.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements include statements regarding achieving fast growth and increased profit margin, selection of opaganib for inclusion in the I-SPY COVID-19 Trial, with funding for opaganib provided by BARDA, the timing of top-line results from our global Phase 2/3 COVID-19 study and the resurgence of interest in Aemcolo®. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk of a delay in top-line data from the Phase 2/3 COVID-19 study for opaganib, that the Phase 2/3 COVID-19 study for opaganib and the Phase 2/3 COVID-19 study for RHB-107 may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional COVID-19 studies for opaganib and RHB-107 are likely to be required, that opaganib and RHB-107 will not be effective against emerging viral variants, that selection of opaganib for inclusion in the I-SPY COVID-19 Trial, with funding for opaganib provided by BARDA, will be delayed or not occur, that there will be a less than anticipated interest in Aemcolo® as well as risks and uncertainties associated with the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia®, and Aemcolo® and Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 18, 2021. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Bryan Gibbs, Finn Partners Amber Fennell, Consilium
Company contact: Adi Frish Chief Corporate and Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	Media contacts: U.S.: Bryan Gibbs, Finn Partners +1 212 529 2236 bryan.gibbs@finnpartners.com UK: Amber Fennell, Consilium +44 (0) 7739 658 783 fennell@consilium-comms.com

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020

	U.S. dollars in thousands
NET REVENUES	21,502	20,899	42,077	21,955
COST OF REVENUES	10,590	14,188	20,843	15,903
GROSS PROFIT	10,912	6,711	21,234	6,052
RESEARCH AND DEVELOPMENT EXPENSES	10,328	3,214	17,812	5,979
SELLING AND MARKETING EXPENSES	15,235	9,964	29,130	18,970
GENERAL AND ADMINISTRATIVE EXPENSES	10,235	6,033	17,330	10,619
OPERATING LOSS	24,886	12,500	43,038	29,516
FINANCIAL INCOME	15	108	31	322
FINANCIAL EXPENSES	4,250	3,655	8,977	4,010
FINANCIAL EXPENSES, net	4,235	3,547	8,946	3,688
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	29,121	16,047	51,984	33,204

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	0.06	0.04	0.12	0.09
WEIGHTED AVERAGE OF ORDINARY SHARES (in thousands)	466,801	357,668	448,411	355,168

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
	2021	2020

	Unaudited Audited
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	51,816	29,295
Bank deposits	3,521	17
Financial assets at fair value through profit or loss	—	481
Trade receivables	30,098	28,655
Prepaid expenses and other receivables	4,292	5,521
Inventory	8,763	6,526
	98,490	70,495
NON-CURRENT ASSETS:
Restricted cash	16,161	16,164
Fixed assets	506	511
Right-of-use assets	4,294	5,192
Intangible assets	84,222	87,879
	105,183	109,746
TOTAL ASSETS	203,673	180,241

CURRENT LIABILITIES:
Accounts payable	13,306	11,553
Lease liabilities	1,692	1,710
Allowance for deductions from revenues	26,096	18,343
Accrued expenses and other current liabilities	23,162	24,082
Payable in respect of intangible assets purchase	14,916	17,547
	79,172	73,235

NON-CURRENT LIABILITIES:
Borrowing	83,159	81,386
Payable in respect of intangible assets purchase	8,035	7,199
Lease liabilities	2,976	3,807
Royalty obligation	750	750
	94,920	93,142
TOTAL LIABILITIES	174,092	166,377

EQUITY:
Ordinary shares	1,311	1,054
Additional paid-in capital	354,442	293,144
Accumulated deficit	(326,172)	(280,334)
TOTAL EQUITY	29,581	13,864
TOTAL LIABILITIES AND EQUITY	203,673	180,241

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020

	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(29,121)	(16,047)	(51,984)	(33,204)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	5,274	623	6,146	1,425
Depreciation	465	417	957	767
Amortization and impairment of intangible assets	1,830	1,773	3,657	2,849
Non-cash interest expenses related to borrowing and payable in respect of intangible assets purchase	1,217	1,513	3,856	1,617
Fair value losses (gains) on financial assets at fair value through profit or loss	—	(38)	6	37
Exchange differences and revaluation of bank deposits	17	(6)	63	(165)
	8,803	4,282	14,685	6,530
Changes in assets and liability items:
Increase in trade receivables	(6,792)	(16,853)	(1,443)	(17,354)
Decrease (increase) in prepaid expenses and other receivables	(199)	(3,266)	1,229	(2,626)
Decrease (increase) in inventories	507	(1,983)	(2,237)	(2,868)
Increase in accounts payable	6,770	2,123	1,753	1,124
Increase (decrease) in accrued expenses and other liabilities	(2,284)	17,804	(920)	22,123
Increase (decrease) in allowance for deductions from revenues	3,418	(1,089)	7,753	(428)
	1,420	(3,264)	6,135	(29)
Net cash used in operating activities	(18,898)	(15,029)	(31,164)	(26,703)
INVESTING ACTIVITIES:
Purchase of fixed assets	(3)	(20)	(91)	(191)
Purchase of intangible assets	—	(52,500)	—	(52,633)
Change in investment in current bank deposits	(3,500)	1,000	(3,500)	4,200
Proceeds from sale of financial assets at fair value through profit or loss	—	1,725	475	3,950
Net cash (used in) investing activities	(3,503)	(49,795)	(3,116)	(44,674)
FINANCING ACTIVITIES:
Proceeds from long-term borrowings, net of transaction costs	—	(500)	—	78,845
Proceeds from issuance of ordinary shares, net of issuance costs	273	6,363	58,214	6,363
Exercise of options into ordinary shares	114	—	3,341	—
Repayment of payable in respect of intangible asset purchase	(1,754)	—	(3,879)	—
Increase in restricted cash	—	—	—	(20,000)
Payment of principal with respect to lease liabilities	(402)	(404)	(785)	(736)
Net cash (used in) provided by financing activities	(1,769)	5,459	56,891	64,472
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(24,170)	(59,365)	22,612	(6,905)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	14	23	(91)	154
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	75,972	81,614	29,295	29,023
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	51,816	22,272	51,816	22,272
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	52	71	71	249
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	3,026	2,129	5,016	2,360
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	—	630	—	2,205
Purchase of intangible assets posted as payable	—	12,058	—	12,808
Long-term borrowings transaction costs	—	—	—	784

1 Including cash, cash equivalents, bank deposits and restricted cash

2 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.

3 Movantik® (naloxegol) is indicated for opioid-induced constipation (OIC). Full prescribing information see: www.movantik.com.

4 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.

5 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.aemcolo.com

6 Opaganib (ABC294640, Yeliva®) is an investigational new drug, not available for commercial distribution.

7 RHB-107 (upamostat) is an investigational new drug, not available for commercial distribution.